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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                    Pennsylvania Real Estate Investment Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Shares of Beneficial Interest, par value $1.00 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  709102 10 7
       ------------------------------------------------------------------
                                 (CUSIP Number)

              Henry S. Bryans, Esquire, Drinker Biddle & Reath LLP
     1100 P.N. Building, 1345 Chestnut Street, Philadelphia, PA 19107-3496
                                 (215) 988-2823
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 30, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 709102 10 7             SCHEDULE 13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Sylvan M. Cohen
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                BK, PF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  354,610
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                295,681
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             354,610
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER           295,681
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          650,291
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This statement amends Items 4, 5, 6, and 7 of the statement on
Schedule 13D filed with the Securities and Exchange Commission by Sylvan M. Cohen with respect to beneficial ownership of Shares of Beneficial Interest, par value of $1.00 per Share (the "Shares"), of Pennsylvania Real Estate Investment Trust, an unincorporated association in business trust form (the "Issuer"), which statement was last amended by Amendment No. 5, which amended, supplemented and restated in its entirety Mr. Cohen's prior filings. For purposes of this statement, the term "subject Shares" refers to the Shares of the Issuer reported herein as being beneficially owned by Mr. Cohen other than such Shares that are beneficially owned by virtue of Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. See Items 4 and 5.

Item 4.  Purpose of Transaction.

                  The subject Shares were acquired for investment purposes. Mr. Cohen may dispose of the subject Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. Mr. Cohen may also acquire additional Shares in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

                  Except as set forth above in this Item 4 and in Item 6, Mr. Cohen has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the date on which this statement is executed, Mr. Cohen beneficially owns 650,291 Shares of the Issuer, constituting 7.5% of the Issuer's issued and outstanding Shares, based upon an aggregate of 8,679,598 Shares of the Issuer issued and outstanding. Of the 650,291 Shares beneficially owned, 621,523 represent Shares currently issued and outstanding and 28,768 represent Shares with respect to which there is a right of acquisition within 60 days within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

                  (b) The 650,291 Shares beneficially owned by Mr. Cohen includes:

                      (i) 325,842 Shares owned by Mr. Cohen directly;

                      (ii) 28,768 Shares subject to options that are currently exercisable at various exercise prices (collectively, the "Options");

                      (iii) 71,815 Shares owned by a charitable remainder unitrust (the "Unitrust") of which Mr. Cohen and his spouse are life beneficiaries, with various charities being the residuary beneficiaries, and of which Mr. Cohen is one of three co-trustees;

                      (iv) 186,558 Shares owned by Mr. Cohen's spouse;

                      (v) 252 Shares held by a corporation (the "Corporation") of which Mr. Cohen owns 50% of the outstanding capital stock; and

                      (vi) 37,056 Shares held in trust for the benefit of Mr. and Mrs. Cohen's two sons (the "Children's Trust"), both of whom have reached their age of majority and do not live in the same home with Mr. Cohen, and of which Mrs. Cohen is a co-trustee.

                  Mr. Cohen has sole investment and voting power over the Shares referred to in subparagraphs (i) and (ii) above. Mr. Cohen shares investment and voting power over the Shares owned by the Unitrust and the Corporation.

                  Mr. Cohen disclaims beneficial ownership over the Shares owned directly by his wife and the Children's Trust.

                  (c) During the past 60 days, Mr. Cohen effected no transaction in the Shares.

                  (d) Other than as disclosed under Item 5(b), no other person has a right to receive or the power to direct receipt of dividends from, or proceeds from the sale of the securities described in, this Schedule 13D.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On July 30, 1997, the Issuer and the Operating Partnership (defined below) executed and delivered a series of related agreements pursuant to which, inter alia, the Issuer will transfer its assets to an operating partnership (the "Operating Partnership"), the Operating Partnership will acquire all of the non-voting common shares of The Rubin Organization, Inc. ("TRO"), representing 95% of the total equity of TRO, and the interest of certain affiliates of TRO in, or their right or obligation to acquire interests in, a number of shopping centers, or portions of shopping centers, in existence, under construction, or in the pre-development stage, Mr. Ronald Rubin will become Chief

Executive Officer of the Issuer, Mr. Rubin and two other designees of TRO will become Trustees of the Issuer, other members of TRO management will become executive officers of the Trust or TRO following completion of the transaction, and Mr. Cohen and certain other members of the Trust's existing senior management will continue as members of the new management group. The foregoing transactions are collectively referred to as the "TRO Transaction." The Issuer's obligations to complete the TRO Transaction are subject to the approval of the TRO Transaction by the Shareholders of the Issuer.

                  Also on July 30, 1997, Mr. Cohen entered into a Voting Agreement with TRO, dated as of July 30, 1997, pursuant to which he agreed to vote the Shares over which he had exclusive voting control (325,842) at the Special Meeting of Shareholders to be called to vote on the TRO Transaction (currently scheduled for September 29, 1997) in favor of approval of the TRO Transaction and in favor of the other three matters scheduled by management of the Issuer to be voted upon by the Shareholders at the Special Meeting. The other three matters are (i) amendments to the Issuer's Trust Agreement, (ii) amendments to the Issuer's 1990 Incentive and Non-Qualified Stock Option Plan, and (iii) the Issuer's 1997 Stock Option Plan. A copy of the Voting Agreement is annexed hereto as Exhibit 1.

Item 7.  Material To Be Filed as Exhibits.

                  Voting Agreement, dated as of July 30, 1997, between Mr. Cohen and The Rubin Organization, Inc.




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 19, 1997                               __________________________
                                                     Sylvan M. Cohen

                                   Exhibits to
                               Amendment No. 6 to
                                  Schedule 13D
                                       of
                                 Sylvan M. Cohen



Designation                   Description                        Page
-----------                   -----------                        ----

Exhibit 1               Voting Agreement, dated                 7 of 8
                        as of July 30, 1997,
                        between The Rubin
                        Organization, Inc. and
                        Sylvan M. Cohen

                                VOTING AGREEMENT

                  This VOTING AGREEMENT is made as of the 30th day of July, 1997 by and between THE RUBIN ORGANIZATION, a Pennsylvania corporation ("TRO"), and Sylvan M. Cohen ("Mr. Cohen"), a holder of shares of beneficial interest, par value $1.00 per share ("Shares"), of Pennsylvania Real Estate Investment Trust, an unincorporated association in business trust form created under Pennsylvania law pursuant to a Trust Agreement dated December 27, 1960, as last amended and restated on December 16, 1987 ("PREIT").

                                   Background

                  Mr. Cohen is an officer, employee, trustee and shareholder of PREIT.

                  PREIT is executing and delivering on the date hereof the TRO Contribution Agreement dated as of the date hereof (the "TRO Contribution Agreement") among PREIT, TRO, The Rubin Organization-Illinois, Inc., PREIT Associates, L.P. and certain shareholders and affiliates of TRO.

                  It is a condition to closing under the TRO Contribution Agreement that the shareholders of PREIT approve the TRO Contribution Agreement and the transactions contemplated thereby. Subject to the satisfaction of certain conditions, PREIT intends to convene and hold the PREIT Shareholders' Meeting (as defined in the TRO Contribution Agreement) and to seek such approval from its shareholders.

                  It is a condition to the execution and delivery of the TRO Contribution Agreement by TRO and its shareholders and affiliates that Mr. Cohen enter into this Agreement.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                  Section 1. Voting. At the PREIT Shareholders' Meeting, subject to any fiduciary obligations he may have as a trustee of trusts holding Shares of the PREIT, Mr. Cohen will vote, or cause to be voted, in favor of all matters set forth in PREIT's Notice of Meeting for the Shareholders' Meeting all Shares that Mr. Cohen beneficially owns (as hereafter defined) as of the record date for such meeting. For purposes of this Agreement, Mr. Cohen shall be deemed to beneficially own all Shares that Mr. Cohen beneficially owns within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 as the result of his sole voting power with respect thereto.

                  Section 2. Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the internal laws of the Commonwealth of Pennsylvania, without giving effect to otherwise applicable principles of conflicts of law.

                  Section 3. Entire Agreement/Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters contemplated herein and supersedes all prior agreements and understandings with respect thereto. Any amendment, modification, or waiver of this Agreement shall not be effective unless in writing.

                  IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, all as of the date first written above.


                                   THE RUBIN ORGANIZATION, INC.


                                   By:    /s/ Ronald Rubin
                                      -----------------------------------------
                                      Name:  Ronald Rubin
                                      Title: Chairman and Chief Executive
                                               Officer


                                          /s/ Sylvan M. Cohen
                                   --------------------------------------------
                                            Sylvan M. Cohen